[Koor Letterhead]
                                                                       EXHIBIT B

                                                                    May 17, 2000



The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,

          Re: Immediate Report - Koor Industries Ltd. (NO. 32/2000) Company No. 52-001414-3



Koor Industries Ltd. (hereinafter: "Koor") hereby announces the following:

1. On May 11, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001NIS per share) of Koor. The total shares acquired this day were 13,519 for a total sum of 5,236,241.80 NIS. (the closing price of said shares on this day was 38,900)

Further on May 14, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 23,764 for a total sum of 9,500,059.90 NIS. (the closing price of said shares on this day was 40,080)

Further on May 15, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 20,822 for a total sum of 8,409,063.70 NIS. (the closing price of said shares on this day was 40,480)

Further on May 16, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 12,910 for a total sum of 5,254,894.50 NIS. (the closing price of said shares on this day was 40,710)

As stated, Koor acquired a total of 71,015 ordinary shares, which represent 0.4% of its issued share capital.

2. On May 12, 2000, Koor wrote a put option in consideration of NIS 1.9 million, which can be exercised on August 14, 2000, for 115,000 ordinary shares of Koor, at an exercise price of $92.949 per one ordinary share.


                                        Yours sincerely,

                                        Shlomo Heller, Adv.
                                        Legal Counsel